245 Summer Street

Fidelity® Investments

Boston, MA 02210

October 23, 2017

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: File Room

RE:

Fidelity Covington Trust (the trust): File Nos. 033-60973 and 811-07319

Fidelity International Enhanced Index ETF

Fidelity Large Cap Core Enhanced Index ETF

Fidelity Large Cap Growth Enhanced Index ETF

Fidelity Large Cap Value Enhanced Index ETF

Fidelity Mid Cap Enhanced Index ETF

CIK: 0000945908

Request for Withdrawal of Amendment to Registration Statement on Form N-1A

________________________________________________________________________

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended ("Securities Act"), Fidelity Covington Trust (the "Trust") hereby requests the withdrawal of the following post-effective amendment nos. to its registration statement filed under the Securities Act of 1933 and the following amendment nos. to its registration statement filed under the Investment Company Act of 1940, both of which were filed on Form N-1A.

The following amendments were duly submitted via EDGAR and accepted by the Securities and Exchange Commission (the "SEC") on the dates shown below and were filed to add new series to the Trust, Fidelity International Enhanced Index ETF, Fidelity Large Cap Core Enhanced Index ETF, Fidelity Large Cap Growth Enhanced Index ETF, Fidelity Large Cap Value Enhanced Index ETF, and Fidelity Mid Cap Enhanced Index ETF (the "Funds").

Post-Effective Amendment Number	Securities Act of 1933 Number	Date Filed	Submission Type	Accession Number
26	26	6/2/2017	485APOS	0001379491-17-003532
27	27	8/14/2017	485BXT	0000320351-17-000026
29	29	9/11/17	485BXT	0000880195-17-000326
30	30	10/6/2017	485BXT	0000880195-17-000332

The Trust has not offered shares of the Funds. If and when the Trust decides to offer shares of the Funds, it will file another post-effective amendment to its registration statement.

Very truly yours,

/s/Marc Bryant

Marc Bryant

Secretary of the Trust